Exhibit 99.2

Amaya Shareholders Approve Resolutions at Shareholder Meeting

MONTREAL, CANADA/June 28, 2016 – Amaya Inc. (NASDAQ: AYA; TSX: AYA) is pleased to announce that all resolutions considered at today’s annual meeting of shareholders (the “Meeting”) were approved by its shareholders (the “Shareholders”).

Resolutions approved by the Shareholders present in person or represented by proxy at the Meeting were as follows:

•	All candidates proposed as directors were duly elected to the board of directors of Amaya (the “Board”) by a majority of the votes cast by the Shareholders present in person or represented by proxy at the Meeting, as follows:

	For		Withheld
Name	Number	%	Number	%
Divyesh (Dave) Gadhia	57,333,465	98.05%	1,140,431	1.95%
Harlan Goodson	57,329,802	98.04%	1,144,094	1.96%
Dr. Aubrey Zidenberg	55,977,451	95.73%	2,494,865	4.27%
Gen. Wesley K. Clark	54,631,431	93.43%	3,842,465	6.57%
Alfred F. Hurley, Jr.	56,345,578	96.36%	2,128,318	3.64%
Paul J. McFeeters	57,317,858	98.02%	1,156,038	1.98%

•	Divyesh (Dave) Gadhia, Harlan Goodson, Dr. Aubrey Zidenberg and Gen. Wesley K. Clark were each re-elected and Alfred F. Hurley, Jr. and Paul J. McFeeters were elected to the Board until the next annual meeting of shareholders of Amaya or until their respective successors are elected or appointed or they otherwise cease to hold office.

•	Deloitte LLP, London, England, United Kingdom was appointed as independent, external auditor of Amaya for the ensuing year or until its successor is appointed, and the Board was authorized to fix its remuneration.

The resolutions are described in more detail in Amaya’s Management Information Circular, dated May 27, 2016, which was mailed to Shareholders and is available on SEDAR at www.sedar.com and Edgar at www.sec.gov.

Mr. McFeeters had previously advised Amaya that for personal reasons unrelated to Amaya he would not be able to serve as a director following the Meeting. As a result, and as previously announced, Mr. McFeeters resigned as a director of Amaya following the Meeting and the Board appointed David Lazzarato to fill the vacancy created by Mr. McFeeters’ resignation.

Also following the Meeting, the Board appointed Mr. Gadhia to serve as Chairman of the Board. Messrs. Lazzarato, Goodson and Hurley will serve as members of the Audit Committee of the Board and Messrs. Hurley, Gadhia and Goodson will serve as members of the Corporate Governance, Nominating and Compensation Committee of the Board. Mr. Lazzarato will chair the Audit Committee and Mr. Hurley will chair the Corporate Governance, Nominating and Compensation Committee. The members of the Special Committee of the Board (the “Special Committee”) are currently Messrs. Gadhia, Goodson and Lazzarato, with Mr. Gadhia serving as chair.

Special Committee Update

The Special Committee continues its review of strategic alternatives and remains focused on its goal of determining the best outcome for Amaya and its shareholders. The Special Committee’s mandate also includes responsibility for investigating allegations made by the Autorité des marchés financiers (AMF) with respect to Mr. Baazov. That investigation by the Special Committee and its counsel is also ongoing.

As previously disclosed, several parties, including David Baazov, who is on a leave of absence as Chief Executive Officer of Amaya, have entered into confidentiality agreements with Amaya. A number of these parties have received management presentations and are conducting due diligence. Recently, one more party entered into the process.

While there can be no assurance that this process will result in a transaction of any kind, the Special Committee is focused on completing its review of strategic alternatives in a timely manner. The Special Committee believes the interests of Amaya and its shareholders are best served by maintaining confidentiality around the details of this process, but will provide further updates to shareholders as circumstances warrant.

About Amaya

Amaya is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. Amaya ultimately owns gaming and related consumer businesses and brands including PokerStars, Full Tilt, BetStars, StarsDraft, the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour. These brands have more than 100 million cumulative registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in popular casinos in major cities around the world, and poker programming created for television and online audiences. Amaya, through certain of these brands, also offers non-poker gaming products, including casino, sportsbook and daily fantasy sports. Amaya and its group companies have various gaming and gaming-related licenses or approvals throughout the world, including from the United Kingdom, Italy, France, Spain, Estonia, Belgium, Denmark, Bulgaria, Greece, Ireland, Romania, the Isle of Man, Malta, the State of Schleswig-Holstein in Germany, the Provinces of Quebec and Ontario in Canada, and the State of New Jersey in the United States.

For further information:

For investor relations, please contact: Tim Foran, Tel: +1.416.545.1325, ir@amaya.com.

For media inquiries, please contact: Eric Hollreiser, Press@amaya.com.